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                                                             EXHIBIT 99(a)(1)(x)

                                 PRESS RELEASE

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MBT Financial Corp.                                          Contacts:  Herbert J. Lock,
102 E. Front Street                                                     Senior Vice President/
Monroe, Michigan 48161                                                  Investor Relations
                                                             Phone:     (734) 241-3431
                                                             For Immediate Release
                                                             October 30, 2003
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                              MBT FINANCIAL CORP.
                             ANNOUNCES TENDER OFFER
            TO PURCHASE UP TO 1,250,000 SHARES OF OUTSTANDING STOCK

Monroe, Michigan, October 30, 2003 -- Ronald D. LaBeau, Chairman and Chief Executive Officer of MBT Financial Corp. ("MBT") (NASDAQ: MBTF) today announced that MBT will repurchase up to 1,250,000 shares, or approximately 6.5% of its shares of common stock currently outstanding, through a tender offer for the shares at $18.50 per share.

Under the tender offer, shareholders will have the opportunity to sell part or all of their shares to MBT at the cash purchase price of $18.50 per share. If more than the maximum number of shares sought is tendered, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro-ration and other shares will be purchased pro rata. Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by MBT.

The offer is not conditioned on a minimum number of shares being tendered. MBT will pay for the shares purchased and for all related fees and expenses out of available funds and cash on hand. The offer to purchase shares will begin October 30, 2003 and expire on December 4, 2003, unless extended.

NEITHER MBT NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of MBT common stock. The offer is made by the tender offer materials, including the Offer to Purchase, dated October 30, 2003, and the related Letter of Transmittal. The Offer to Purchase, Letter of Transmittal and other related materials will be available free of charge from the Dealer/Manager/Information Agent for the offer, Howe Barnes Investments, Inc., (phone number 800-800-4693 toll free). The Offer to Purchase, Transmittal Letter, and other related materials are being mailed to shareholders on October 30, 2003, and will be made available for distribution to beneficial owners. SHAREHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

MBT is a bank holding company that serves as the holding company for Monroe Bank & Trust, a full-service bank offering personal and business accounts, loans and trust services, and operating 24 branches in Monroe and Wayne Counties, Michigan. At September 30, 2003, MBT had total assets, deposits and shareholders' equity of $1.47 billion, $1.07 billion and $168.9 million, respectively.

The foregoing material may contain forward-looking statements. MBT cautions that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements.